April 24, 2014

Via E-mail
Kevin A. Richardson, II
Co-Chief Executive Officer
SANUWAVE Health, Inc.
11475 Great Oaks Way, Suite 150
Alpharetta, Georgia 30022

       Re:     SANUWAVE Health, Inc.
               Registration Statement on Form S-1
               Filed April 15, 2014
               File No. 333-195263

Dear Mr. Richardson:

       This is to advise you that we have not reviewed and will not review your registration statement.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
 Kevin A. Richardson, II
SANUWAVE Health, Inc.
April 24, 2014
Page 2

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

       You may contact Tom Jones at (202) 551-3602 with any questions.


                                                             Sincerely,

                                                             /s/ Tom Jones for

                                                             Amanda Ravitz
                                                             Assistant Director



cc (via e-mail): John C. Ethridge, Jr., Esq.